Exhibit 99.1

Mountain Province Diamonds Announces Fourth Quarter and Full Year 2018 Production and Sale Results

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Jan. 15, 2019 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production and sales results for the fourth quarter ended December 31, 2018 ("Q4 2018") and full year 2018 ("FY 2018") from the Gahcho Kué Diamond Mine ("GK Mine").

Q4 and Full Year 2018 Production Highlights
(all figures reported on a 100% basis unless otherwise stated)

  751,448 tonnes treated during the fourth quarter, 8% higher than the same quarter last year. For the full year 2018, the plant treated 3,194,360 tonnes,15% higher than in FY 2017.
  In Q4 2018,1,545,786 carats were recovered at an average grade of 2.06 carats per tonne. Full year 2018, 6,936,894 carats at an average grade of 2.17 carats per tonne, 17% higher than total carats recovered in 2017.
  In Q4 2018, the Company sold 822,548 carats at an average value of $USD 65 per carat ($CAD 86 per carat) for total proceeds of $USD 53.6 million ($CAD 70.5 million). For the full year 2018, the Company sold 3,252,491 carats at an average value of $USD 74 per carat ($CAD 96 per carat) for total proceeds of $USD 240 million ($CAD 311 million).

Q4 and FY 21018 Production Statistics1

	2018 Q4	2017 Q4	YoY Variance	FY 2018	FY 2017	YoY Variance

Total tonnes mined (ore and waste)	11,365,990	8,665,000	31%	41,444,057	33,036,000	25%
Ore tonnes mined	670,707	839,000	-20%	2,908,184	3,513,000	-17%
Ore tonnes treated	751,448	693,000	8%	3,194,360	2,775,000	15%
Carats recovered	1,545,786	1,627,000	-5%	6,936,894	5,934,000	17%
Carats recovered (49% share)	757,435	797,000	-5%	3,399,078	2,908,000	17%
Recovered grade (carats per tonne)	2.06	2.35	-12%	2.17	2.14	1%
All figures reported are on 100% basis unless otherwise stated

Q4 and Full Year 2018 Diamond Sales

Diamond sales were in line with our expectations and reflect current market conditions. Prices for the better quality larger goods, where the majority of our value lies, remained strong throughout the year, however, during the latter part of H2 2018, lower qualities and smaller sizes experienced price pressure, driven predominantly by a weakened Indian Rupee against the US Dollar. Demand at retail in both the US and China for luxury goods were reported to be strong overall in 2018, initial reports from the Chinese and US holiday retail season are generally positive.

Reid Mackie, the Company's Vice President of Diamond Marketing, commented: "we had a strong start to 2018 with price increases in most rough diamond categories. Low quality and smaller sized rough diamonds did experience price pressure during H2 2018, but our sales process attracted sufficient demand to achieve the selling of all our production for the year.  We expect to see more interest in the first quarter rough sales where the market is traditionally stronger."

Q4 and Full Year 2018 Summary

With another solid operating quarter in Q4 2018, the GK Mine ended 2018 with record diamond production of 6.94 million carats at an average grade of 2.17 carats per tonne, 17% higher than the previous year. 11.4 million total tonnes were mined during Q4 2018 bringing the full year 2018 figures to over 41.4 million tonnes or 25% higher than in 2017.

Stuart Brown, the Company's President and Chief Executive Officer, commented: "From a production perspective 2018 was a good year for Mountain Province Diamonds where we achieved our expected tonnes mined and recovered a record amount of carats. Operationally, the mine has settled down and our expectation is that it will continue to perform at these levels in the future. So far in 2019, production has been positive."

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

View original content:http://www.prnewswire.com/news-releases/mountain-province-diamonds-announces-fourth-quarter-and-full-year-2018-production-and-sale-results-300778796.html

SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2019/15/c8163.html

%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, Investor Relations, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:30e 15-JAN-19